CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

8th December 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Disclosure of share interest	08/12/2005
REG-Catlin Group Limited Hurricane update	01/12/2005

Yours faithfully,

Krupali Patel

REG-Catlin Group Limited Hurricane update
Released: 01/12/2005

RNS Number:9500U
Catlin Group Limited
01 December 2005

Hurricane Update

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international specialist property and casualty insurer and reinsurer, has completed its initial estimate of losses arising from Hurricane Wilma and has reviewed its loss estimates for Hurricanes Katrina and Rita.

Catlin estimates its losses from Hurricane Wilma to be approximately US$45 million, net of reinsurance.

There has been no material change to the estimated net loss of approximately US$60 million from Hurricane Rita previously advised to the market.

On 19 October 2005, Catlin affirmed its loss estimate for Hurricane Katrina of US$275 million gross and US$125 million net of reinsurance. That estimate was consistent with a market loss of US$40 billion. Since that time, little detailed loss information has emerged. However, anecdotal information, loss advices on individual inwards reinsurance contracts and the weight of market commentary suggest that the market loss is likely to exceed that amount.

Catlin's direct insurance losses with respect to Hurricane Katrina continue to be within expectations, and significant reinsurance protection remains for those accounts. Loss details for the catastrophe reinsurance book, which is not reinsured, remain incomplete. While the loss notifications received to date in these classes are unsupported by detailed information or analysis, they have been larger than initially anticipated. Catlin is therefore increasing its net loss estimate for Hurricane Katrina by US$75 million to US$200 million.

Catlin's estimated net losses from Katrina, Rita and Wilma total approximately US$305 million.

In spite of the unprecedented natural catastrophe losses during 2005, Catlin remains optimistic that it will achieve a small profit for the year. This demonstrates the strong underlying performance of Catlin's portfolio.

Stephen Catlin, chief executive, said:

"The global insurance industry has experienced an unprecedented level of losses from Hurricanes Katrina, Rita and Wilma, which will create challenges for the market. However, the net losses sustained by Catlin are broadly consistent with our modelled assumptions for events of this magnitude.

"Catlin's balance sheet remains strong. This demonstrates the value in Catlin's strategy of underwriting diverse classes of business and continually seeking uncorrelated risk. As the year-end renewal season begins, we are ready to take advantage of significantly improved underwriting opportunities across our portfolio."

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For more information contact:

Media Relations:

James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com

Liz Morley,
The Maitland Consultancy Tel: +44 (0)20 7379 5151
E-mail emorley@maitland.co.uk

Investor Relations:
William Spurgin,
Head of Investor Relations, Tel: +44 (0)20 7458 5726
London Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

Notes:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol: 'CGL').

2. The Catlin Group currently operates three underwriting platforms:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance. Over the past 20 years, the Catlin Syndicate and its predecessors have consistently outperformed the Lloyd's market as a whole.

   - Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda underwrites property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

   All three Catlin underwriting platforms have a financial strength rating of 'A' (Excellent) from A.M. Best Company.

   In addition, Catlin announced in September 2005 that it had reached an agreement to purchase a shell insurance company which is an admitted insurer in 27 US states. Subject to completion of the acquisition and regulatory approval, this company will be renamed Catlin Insurance Company Inc. and become the Group's fourth underwriting platform, writing property/casualty coverage for US commercial clients that require coverage written on an admitted basis.

   The Catlin Group also has established offices in the US, UK, Guernsey, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These offices, which underwrite on behalf of Catlin's underwriting platforms, allow Catlin to work more closely with local clients and their brokers.

3. More information about Catlin can be found on the Group's website: www.catlin.com.

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REG-Catlin Group Limited Disclosure of share interest
Released: 08/12/2005

RNS Number:3563V
Catlin Group Limited
08 December 2005

CATLIN GROUP LIMITED

DISCLOSURE OF SHARE INTEREST

Catlin Group Limited, on 7 December 2005, received notification that clients of Franklin Resources, Inc. and its affiliates, which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. are interested in 4,478,441 shares or 2.87%. This is a decrease of 687,618 shares or 0.44% since the previous disclosure. The registered holders are Bank of New York, London, with 3,888,792 shares or 2.50% and Chase Nominees Ltd, London, with 589,649 shares or 0.37%.

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